NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 6, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on April 7, 2013.

The removal of the Preferred Stock Purchase Rights (for Series B Junior Participating Preferred Stock) of AptarGroup, Inc. is being effected because the Exchange knows or is reliably informed that on April 7, 2013 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on April 7, 2013.